

Bitcoin Aug 13th at 3:33 PM

 

Here is the link to the campaign page, which is worth checking out if only for the video at the top which includes a star turn both in front of and behind the camera by @theexchange https://wefunder.com/petesmack

> ⓦ **Pete Smack Comedy Relief on Wefunder**
>
> **Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money**
>
> I'll tell jokes while you make money (108 kB) ▾
>
>

---

1 reply



Bitcoin Aug 13th at 3:33 PM

And here is the required legal disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Bitcoin Jul 12th at 12:02 PM

Warning: purely self-promotional post ahead!

As some of you know, at the end of June I left Career No. 5 (writing about startups) to launch Career No. 6 as a standup comedian.

As part of that transition, I am raising money in my comedy career as if I were a startup. Specifically, I'm seeking investment in Pete Smack Comedy Relief LLC on the equity crowdfunding site Wefunder. The fundraise went public this morning at 10am.

It's a real, legal investment. You can see the terms and all the info on my Wefunder campaign page, which is worth a peek if only for the video at the top that includes a starring role both in front of and behind the camera by @theexchange .

The minimum investment is $100—a mere 25 coffeeterias! There are additional perks at higher investment levels. Any amount is a huge help.

My sources say I'm poised for a strong break from the blocks today (Banana Skin-esque?) but you could help put me over the top.

There are also plenty of free ways to help mentioned at the end of the Wefunder page, including joining my email list and following me on social media @iampetesmack.

Thanks for considering this!

https://wefunder.com/petesmack (edited)

> **Pete Smack Comedy Relief on Wefunder**
>
> **Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money**
>
> I'll tell jokes while you make money (49 kB) ▾
>
>

👏 1   🙂⁺

---

3 replies

Bitcoin Jul 12th at 12:03 PM

I'm supposed to include this legal disclaimer: "*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*"


INVEST IN PETE SMACK COMEDY RELIEF
I'll tell jokes while you make money
WATCH MY VIDEO FIRST
Share
$58,550
RESERVE
RESERVE
WATCH FOR UPDATES
Revenue Share + Future Equity

Wefunder update + Aug. 31 show

<<First Name>>,

Here's what's happening in Smack World:

1. My Wefunder campaign has **hit its initial funding goal**! That's huge news because if one doesn't hit the minimum goal, the result is $0. That's a big delta!

But the campaign is definitely not over; **let's keep the momentum going**. The more I can raise, the longer my runway and the more systematic approach I can take as I build my career. I believe that will significantly increase my chances of long-term success.

If you (understandably) have been waiting to see if I could convince others to invest before taking the plunge yourself, the water is now nice and warm.

You can see all the details on my Wefunder campaign page here. It's worth a peek if only for the video at the top. The minimum investment is $100. (There's also some legal fine print down below.)

2. I've been chosen for a **standup showcase** at ComedyWorx in Raleigh (3801 Hillsborough St) on **Saturday, Aug. 31**. It will be a family-friendly show starting at 8pm with the doors opening at 7:30. (See the graphic below.)

The wrinkle is that ComedyWorx is bringing in professionals to film the show, so I will end up with some quality video to help get future gigs and apply to comedy festivals.

You can buy tickets here. Yes, kids are welcome. I hope to see some of you there!

Yours in laughter,
Pete Smack

P.S. Here is Wefunder's required legal disclaimer: "*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*"



WATCH MY VIDEO FIRST

Invest in Pete Smack Comedy Relief!

<<First Name>>,

As a few of you know, at the end of June I left Career No. 5 (writing about startups) to launch Career No. 6 as a standup comedian. No, that's not a joke.

As part of that transition, I am raising money in my comedy career as if I were a startup. Specifically, I'm seeking investment in Pete Smack Comedy Relief LLC on the equity crowdfunding site Wefunder. **The fundraise just went public this morning (Friday, July 12) at 10am.**

It's a real, legal investment. You can see the terms and all the info on my Wefunder campaign page here, or you can click the image above or go to wefunder.com/petesmack. The campaign is worth a peek if only for the video at the top and my "creative" spin on the usual startup pitch deck.

The minimum investment is $100. That is not a cap!

As you'll see I have come out of the gate pretty quickly, but you can help put me over the top.

There are also plenty of free ways to help mentioned at the end of the Wefunder page, including by following me on YouTube/IG/TikTok @iampetesmack.

Thanks for considering this. And if you find it intriguing, please share with your network!

Now, because I'm a rules-follower—except when it comes to taking a "normal" career path—here comes Wefunder's required legal disclaimer: "*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*"

Yours in laughter,
Pete Smack





Pete McEntegart
3d · 🌐

I'm here to help solve a problem that you probably didn't even know you had—which can often be the trickiest to fix.

Problem: you can't have a truly diversified portfolio if you aren't directly invested in a standup comedian.

Solution: Invest in me!

My Wefunder campaign is at $61,850 as I hit "send" on this. Let's keep it rolling! (The minimum investment is $100.)

I'll put the campaign link in the comments in deference to the all-powerful algorithm, but it's wefunder-dotcom-backslash-petesmack.

I'll also drop the required legal disclosure in another comment.

The Problem
Ideal Portfolio Allocation [1]

Are you truly diversified?

- Bonds (30%)
- (10%) Real Estate
- Stocks (55%)
- (5%) Standup Comedians

[1] Source: Lots of people are saying it

 Clare McEntegart Luffman, Mary Ann Howley and 3 others   5 comments

👍 Like   💬 Comment   ↪ Share

Most relevant ▾

Pete McEntegart
Here's the Wefunder link: https://wefunder.com/petesmack

 WEFUNDER.COM
Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money

3d    Like   Reply   Remove Preview

Izzy Burger
Pete McEntegart https://en.m.wikipedia.org/wiki/Comic_Relief 😊

 EN.M.WIKIPEDIA.ORG
Comic Relief - Wikipedia

3d   Like   Reply

 **Pete McEntegart**
Here's the required legal disclaimer:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

3d   Like   Reply


Pete McEntegart
August 15 at 5:42 PM · 🌐

Hey, remember when two days ago I said that we were close—but not quite there yet—to our first funding goal of $55,000?

Update: we made it!

For those who have already come aboard Pete Smack Comedy Relief on Wefunder, I sincerely thank you. If you doubt that sincerity, check out my thank you video in the comments.

For the rest of you, what are you waiting for? There is plenty of room on the bandwagon!

You can go to wefunder-dotcom-backslash-petesmack. I'll put the link in the comments, and the required legal disclaimer in another comment.



🏆 **FIRST GOAL HIT (You can still invest)**

$55,150

reserved by 87 investors

RESERVE
min $100

$ 0

👍❤️ Sasha Goldman, Liz Tobin and 4 others   7 comments

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Most relevant ▼


Pete McEntegart
The thank you video https://youtube.com/shorts/ZBXze3XI3sU?feature=share


YOUTUBE.COM
Thanks for hitting our first goal!

2w   Like   Reply   Remove Preview 👍


Pete McEntegart
Here's the link to the investment campaign on Wefunder https://wefunder.com/petesmack


WEFUNDER.COM
Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money

2w   Like   Reply   Remove Preview


Pete McEntegart
Now here are the vegetables, aka the required legal disclaimer:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

2w   Like   Reply



Pete McEntegart
August 13 at 12:29 PM · 🌐

Two quick updates on my Wefunder investment campaign now that we're one month (and one day) from going public on July 12:

– I'm 93.8% of the way to my initial goal of $55,000. Could you (or someone you know) be the person to put me over the top?

– For you high rollers, I added a new perk level for those investing $5K. There are already perks for $500, $1K, and $3K, and they are cumulative (meaning you get each of them as you go up the ladder).

– For you regular rollers, the minimum investment is $100, and every bit helps!

Thanks for considering, and definitely feel free to share!

P.S. I will post the link to my campaign page in the comments (it's worth a peek if only for the video at the top) so as not to offend the algorithm, but it is wefunder-dotcom-slash-petesmack. I will also include the required legal disclaimer in a separate comment.



INVEST IN PETE SMACK COMEDY RELIEF ☑ Share

I'll tell jokes while you make money

WATCH MY VIDEO FIRST

$51,600
received of a $55,000 goal

Earn perks when you invest

$500+
Two (2) free tickets at a special show(s) that I will headline at a club/theater TBD by the end of Q1 2025. Tickets will be for that specific...

$1,000+
I will use your (first) name in a joke I perform onstage—and provide video —by July 1, 2025.

$3,000+
I will perform a free show for you and your friends/company/organization/whoever. Must be redeemed by 12/31/26

$5,000+
As part of the free show for the $5K level, I can (gently) roast you and/or your friends/family/organization. I'll toss in up to $1K of alcohol

ESERVE
in $100 $ 0

RESERVE

♡ WATCH FOR UPDATES

VESTMENT TERMS

evenue Share + Future Equity
vestors will receive a share of 10% of gross
venue un Jan 1, 2030 when their
vestm... ...to equity at a $1M
e-money valuation
Investor Perks: $500, $1K, $3K, $5K

youtube.com/@iampetesmack Durham, NC ☒ ▦ ▶ ◉ ⦿

❤👍🔵 Courtenay Harris Bond, Clare McEntegart Luffman and 2 others   11 comments

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Pete McEntegart
Here's the campaign page: https://wefunder.com/petesmack

WEFUNDER.COM
Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money

2w Like Reply Remove Preview 2❤👍



Pete McEntegart
And the required legal disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

2w Like Reply   🔵



Pete McEntegart
July 16 ·



Just four days after publicly launching the Wefunder campaign for Pete Smack Comedy Relief, we're thisclose to $50K!

To the person who puts it over the top, I'll share my most valuable possession: the recipe to my breakfast smoothie. In fact, I'll sign a frameable copy.

[For those who understandably don't breathlessly follow my every move, the tl:dr is that I'm now pursuing standup comedy full-time under the stage name Pete Smack, and as part of that transition I am raising money in my comedy career on the equity crowdfunding site Wefunder.)

$50K is a key landmark because it's the level at which Wefunder will begin marketing the campaign to its community and include it on its homepage. It's also 91% to our initial goal. Yay!

The minimum investment is $100.

I'll put the campaign link in a comment in deference to the algorithm, but it is wefunder-dotcom-backslash-petesmack.

The legal disclaimer will go in a second comment to keep the lawyers and SEC happy.

Thanks for considering this!



INVEST IN **PETE SMACK COMEDY RELIEF**

Share

I'll tell jokes while you make money

WATCH MY VIDEO FIRST

youtube.com/@iampetesmack Durham, NC

$49,649
reserved of a $55,000 goal

RESERVE
min $100

$ 0

RESERVE

WATCH FOR UPDATES

INVESTMENT TERMS

Revenue Share • Future Equity
Investors will receive a share of 10% of gross revenue until Jan 1, 2030 when their investment will convert into equity at a $1M pre-money valuation

Investor Perks: $500, $1K, $5K





Wafeeq Zarif, Rick Hall and 8 others 7 comments



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Pete McEntegart
Here's a link to the campaign: https://wefunder.com/petesmack





WEFUNDER.COM
Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money

6w Like Reply Remove Preview

Pete McEntegart
And the required legal disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Pete McEntegart
July 12 · 🌐

I have some big news!

As a few of you know, at the end of June I left Career No. 5 (writing about startups) to launch Career No. 6 as a standup comedian. No, that's not a joke.

As part of that transition, I am raising money in my comedy career as if I were a startup. Specifically, I'm seeking investment in Pete Smack Comedy Relief LLC on the equity crowdfunding site Wefunder. The fundraise just went public this morning at 10am.

It's a real, legal investment. You can see the terms and all the info on my Wefunder campaign page (linked below, or go to wefunder.com/petesmack). The campaign is worth a peek if only for the video at the top and my "creative" spin on the usual startup pitch deck.

The minimum investment is $100. That is not a cap!

My sources say that I am coming out of the blocks strong, but you can help put me over the top.

There are also plenty of free ways to help mentioned at the end of the Wefunder page, including joining my email list and following me on social media @iampetesmack.

Thanks for considering this. And if you find it intriguing, please share with your network!

Now, because I'm a rules-follower—except when it comes to taking a "normal" career path— here comes Wefunder's required legal disclaimer: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

https://wefunder.com/petesmack

WATCH MY VIDEO FIRST

WEFUNDER.COM
Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulatio...

 Bill Lawton, Rick Hall and 13 others   15 comments 3 shares

Pete McEntegart · You

CEO (Chief Entertainment Officer) at Pete Smack Comedy Relief...

3d · Edited · 🌐

I'm here to help solve a problem that you probably didn't even know you had—which can often be the trickiest to fix.

Problem: you can't have a truly diversified portfolio if you aren't directly invested in a standup comedian.

Solution: Invest in me!

My Wefunder campaign is at $61,850 as I hit "send" on this. Let's keep it rolling! (The minimum investment is $100)

I'll put the campaign link in the comments in deference to the all-powerful algorithm, but it's wefunder-dotcom-backslash-petesmack.

I'll also drop the required legal disclosure in another comment.



The Problem
Ideal Portfolio Allocation [1]

Are you truly diversified?

Bonds (30%)

(10%) Real Estate

Stocks (55%)

(5%) Standup Comedians

[1] Source: Lots of people are saying it

 8

5 comments

👍 Like   💬 Comment   🔁 Repost   ➤ Send

 Add a comment...   😊 🖼️

Most relevant ▾

 **Pete McEntegart** **Author**   3d ···

CEO (Chief Entertainment Officer) at Pete Smack Comedy Relie...

Here's the legal disclaimer:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Like · Reply



Pete McEntegart · You
CEO (Chief Entertainment Officer) at Pete Smack Comedy Relief...
2w · 🌐

Hey, remember when two days ago I said that we were close—but not quite there yet—to our first funding goal of $55,000?

Update: we made it!

For those who have already come aboard Pete Smack Comedy Relief on Wefunder, I sincerely thank you. If you doubt that sincerity, check out my thank you video in the comments.

For the rest of you, what are you waiting for? There is plenty of room on the bandwagon!

You can go to wefunder-dotcom-backslash-petesmack. I'll put the link to the campaign in the comments, and the required legal disclaimer in another comment.



🏆 FIRST GOAL HIT (You can still invest)

$55,150

reserved by 87 investors

RESERVE
min $100

$ 0

😊👏❤️ 31   7 comments

👍 Like   💬 Comment   🔁 Repost   ➤ Send



Add a comment...   😊 🖼️

Most relevant ▾

Pete McEntegart `Author`   2w ···
CEO (Chief Entertainment Officer) at Pete Smack Comedy Reli...

Here's the required legal disclosure:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Like · Reply



Pete McEntegart · You
CEO (Chief Entertainment Officer) at Pete Smack Comedy Relief...
1mo · Edited ·

Just four days after publicly launching the Wefunder campaign for Pete Smack Comedy Relief, we're thisclose to $50K!

To the person who puts it over the top, I'll share my most valuable possession: the recipe to my breakfast smoothie. In fact, I'll sign a frameable copy.

$50K is a key landmark because it's the level at which Wefunder will begin marketing the campaign to its community and include it on its homepage. It's also 91% to our initial goal.

The minimum investment is $100. That is not a cap!

I'll put the campaign link in a comment in deference to the algorithm, but it is wefunder-dotcom-backslash-petesmack.

The legal disclaimer will go in a second comment to keep the lawyers and SEC happy.

Thanks for considering this!



INVEST IN PETE SMACK COMEDY RELIEF
I'll tell jokes while you make money
Share
WATCH MY VIDEO FIRST
$49,649
RESERVE
RESERVE
WATCH FOR UPDATES















Kaitlyn Dang and 22 others · 7 comments

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Pete McEntegart Author · (edited) 1mo
CEO (Chief Entertainment Officer) at Pete Smack Co...

And here's the required legal disclaimer:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accept ...more

Like · Reply



Pete McEntegart · You

CEO (Chief Entertainment Officer) at Pete Smack Comedy Relief...

1mo · 🌐

I have news!

As part of my transition to being a fulltime standup comedian under the stage name "Pete Smack," I am raising money in my future comedy career as if I were a startup. Specifically, I am seeking investment in "Pete Smack Comedy Relief LLC" on the equity crowdfunding site **Wefunder**.

A number of local startups have successfully raised money on Wefunder, including **Offline** and CEO **David Shaner** ($4M+ over two raises) and **Syllaby**/CEO **Austin Armstrong**.

The campaign just went public at 10am this morning (Friday) and my sources say it is poised for a strong break from the blocks. You could help make it even more successful!

An investment in Pete Smack Comedy Relief means coming along for a fun ride as this particular middle-aged guy chases his dream of being a standup comedian, while (hopefully) receiving a nice financial return along the way.

You can see the specific investment terms on the Wefunder page, which is worth a peek if only for the video at the top and my, well, "unique" spin on the typical startup pitch deck.

The minimum investment is $100. That is not a cap!

If you find this intriguing, please share!

Now, because I'm a rules-follower—except when it comes to taking a "normal" career path—here comes Wefunder's required legal disclaimer: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."



Invest in Pete Smack Comedy Relief: I'll tell jokes while you make money

wefunder.com

Matty,

I've got some news!

– Not sure if you know this, but since the start of 2023 I've been spending a lot of time performing standup comedy.

– At the end of June—six weeks from now—I am leaving my current career to go all-in on doing standup.

– As part of that transition, I am **raising money in Pete Smack Comedy Relief LLC.** No, that's not a joke. I'm seeking investment on the equity crowdfunding site Wefunder.

You can find my Wefunder campaign page here with all the details, including the specific investment terms. It's worth a peek if only for the video at the top.

Right now I'm going out to close friends/family hoping to get a critical mass of reservations by the end of June before sharing the page with a broader audience on July 1.

FYI the minimum amount for any Wefunder raise is $50K, so I need to reach at least that level or I get nothing. $50K is also the level one needs to hit for Wefunder to display the campaign on its homepage and actively share with its community.

I very much appreciate any support you can give, including moral support.

Happy to answer any questions. Thanks for considering it!

I remain,
Pete (Smack)

P.S. I'm supposed to include this legal disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

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